UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

SEC FILE NUMBER
2-31909

NOTIFICATION OF LATE FILING

CUSIP NUMBER
69207P 10 0

(Check One):	[ x ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: April 30, 2009

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I – REGISTRATION INFORMATION

Oxygen Biotherapeutics, Inc.
2530 Meridian Parkway, Suite 3084
Durham, North Carolina 27713

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   [ X ]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to complete and obtain required financial and other information without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Charles H. Seeman	(919) 806-4414

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s).

[ X ] Yes	[ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

[ X ] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oxygen Biotherapeutics, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2009	By:	/s/ Charles H. Seeman
Charles H. Seeman Chief Financial Officer

Oxygen Biotherapeutics, Inc.
Explanation of Anticipated Change in Results of Operations for FY 2009

Oxygen Biotherapeutics expects its net loss will increase from $6.72 million for the year ended April 30, 2008, to approximately $32.85 million for the year ended April 30, 2009. The increase in net loss is attributable primarily to an increase of approximately $5.07 million in general and administrative expenses, and $20.81 million of interest expense. The foregoing figures are unaudited and represent our estimate of the net loss and expenses for fiscal year 2009 and, as such, are subject to year-end audit adjustments and corrections.